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                                                                     EXHIBIT 8.1



                     [Davis, Graham & Stubbs LLP Letterhead]









                                 April 16, 1999


eSoft, Inc.
295 Interlocken Boulevard, Suite 500
Broomfield, Colorado  80021

Apexx Technology, Inc.
506 South 11th Street
Boise, Idaho 83702


Ladies and Gentlemen:

         Our opinion has been requested regarding certain federal income tax consequences of the merger (the "Merger") of eSoft Acquisition Corporation ("Merger Sub"), an Idaho corporation and newly-formed subsidiary of eSoft, Inc. ("eSoft"), a Delaware corporation, with and into Apexx Technology, Inc. ("Apexx"), an Idaho corporation, pursuant to that Amended and Restated Agreement and Plan of Merger, dated as of January 25, 1999 (the "Agreement"), by and between eSoft, Apexx and Merger Sub. Unless otherwise indicated, capitalized terms used in this letter shall have the meaning given them in the Agreement.

         For purposes of our opinion, we have examined and relied upon copies of the following documents, including all schedules and exhibits attached thereto:

                  (a)      the Agreement;

                  (b) the Registration Statement on Form S-4 containing the Joint Proxy Statement/Prospectus prepared by eSoft and Apexx in connection with the Merger and filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Registration Statement"); and

                  (c) certificates to Counsel from eSoft and Apexx provided in connection with the Merger (the "Certificates").

         We have not independently verified the factual matters relating to the Merger in connection with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth in this letter which might have been disclosed by independent verification.



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eSoft, Inc.
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April 16, 1999
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         Provided that the Merger is consummated in accordance with the terms and conditions set forth in the Agreement, and based on the facts and representations set forth in the Certificates and this letter, and subject to the qualifications and other matters set forth in this letter, it is our opinion that for federal income tax purposes:

                  (a) The Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

                  (b) No gain or loss will be recognized by the Apexx shareholders upon the exchange of their Apexx common stock solely for eSoft common stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share of eSoft common stock).

                  (c) The aggregate tax basis of the eSoft common stock received by the Apexx shareholders who, pursuant to the Merger, exchange all of their Apexx common stock solely for eSoft common stock will be the same as the aggregate tax basis of the Apexx common stock surrendered in exchange (reduced by any amount allocable to a fractional share interest in eSoft common stock for which cash is received).

                  (d) Any cash received by a holder of Apexx common stock in lieu of a fractional share interest in eSoft common stock shall be treated as received in exchange for such fractional share. Such gain or loss generally will be recognized for federal income tax purposes measured by the difference between the amount of cash received and the portion of the stockholder's tax basis allocable to such fractional share.

                  (e) The holding period of the eSoft common stock received pursuant to the Merger in exchange for Apexx common stock will include the holding period of the Apexx common stock surrendered in the exchange if such Apexx common stock was a capital asset in the hands of the exchanging stockholder at the Effective Time of the Merger.

         Our opinion is limited to the foregoing federal income tax consequences of the Merger as a reorganization within the meaning of Section 368(a) of the Code, which is the only matter as to which our opinion has been requested. We do not address any other federal income tax consequences of the Merger, or any transactions undertaken incident to the Merger (including the issuance of stock options by eSoft to certain employees or former employees of Apexx or the transfer by Apexx shareholders of a portion of their eSoft shares received in the transaction to an advisor for

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Apexx with respect to the transaction). Additionally, we have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the law of the United States.

         Our opinion is based on the understanding that the relevant facts are, and will be as of the Effective Time of the Merger, as set forth or referred to in this letter and in the Certificates. If this understanding is incorrect or incomplete in any respect, our opinion could be affected. Our opinion also is based upon the existing provisions of United States federal income tax law, including the Internal Revenue Code of 1986, as amended, the Treasury Department Regulations promulgated thereunder (final, temporary and proposed), published revenue rulings and procedures of the Internal Revenue Service, judicial decisions, reports and statements of congressional committees and members and such other matters as we have considered relevant, all as in effect on the date hereof. Any of such authorities could be changed at any time (possibly retroactively), and any such changes could alter the statements and opinions expressed herein. In rendering this opinion, we undertake no responsibility to advise of any new developments in the application or interpretation of the U.S. federal income tax laws.

         This letter is intended for the sole benefit of eSoft, Merger Sub, Apexx and the Apexx shareholders and may not be relied upon by any other party without our prior written consent. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement.

                                             Sincerely,

                                             /s/ Davis, Graham & Stubbs LLP

                                             DAVIS, GRAHAM & STUBBS LLP